February 22, 2011

VIA U.S. MAIL

Jeffrey M. Pierick
Counsel
711 High Street
Des Moines, Iowa 50392-0300

Re: Principal Life Insurance Company Separate Account B
        Principal Life Insurance Company
        Initial Registration Statement on Form N-4
        File Nos. 333-171650 and 811-2091

Dear Mr. Pierick:

        The staff has reviewed the above-referenced registration statement, which the Commission received on January 11, 2011. Based on you representation that the filing is substantially similar to File No. 333-116220, the filing received a selective review. Based on this review, we have the following comments on the filing. Note that page numbers refer to the unmarked courtesy copy submitted to the staff on January 12, 2011.

1. General

    a. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

    b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the policy.

    c. Please include additional prospectus disclosure describing the relationship between the GMWB and the claims paying ability of the company and its general account

2. Table of Contents, pages 2-3

    Please include page numbers in the Table of Contents. See Rule 481(c) of the Securities Act of 1933.

3. Summary – GMWB, page 9

    a. Please emphasize here and in the fee table that the contract cannot be purchased without the GMWB, and that the rider may not be terminated for 5 contract years after the effective date.

    b. Please state here, as you do on page 27, that "[i]f you take withdrawals in an amount that exceeds an available withdrawal benefit payment (excess withdrawal), you will shorten the life of the rider, lower the withdrawal benefit payments and/or cause the rider to terminate for lack of value unless you make additional premium payments or a GMWB Step-Up is applied."

4. Summary – Surrenders, page 9

    Please define the capitalized term "Free Surrender Privilege."

5. The Underlying Funds, page 11

    Please include the disclosure under "GMWB Investment Options Underlying Funds" on page 55 in this section.

6. Automatic Portfolio Rebalancing (APR) and Telephone and Internet Services, pages 15-16

    Given that APR is not available under the contract, please remove the disclosure.

7. Annuity Benefit Payment Options, pages 20-22

    For clarity, please change "fixed income option" to "fixed period income option" at the top of page 21.

8. Special Provisions for Group or Sponsored Arrangements, page 25

    Please provide authority for reducing asset-based charges (vs. sales charges) under the contract for certain group or sponsored arrangements.

9. GMWB Rider Restrictions/Limitations, page 27

    Considering that there are only 2 investment options under the contract and that both are available under the rider (though not jointly), your statement that "[t]his rider restricts your Contract investment options to the more limited options" is somewhat inaccurate. Please revise here on pages 28 and 54.

10. Fixed Account, pages 40-42

   Please disclose the minimum amount of interest that you will credit to the Fixed
   Account.

11. Financial Statements, Exhibits, and Other Information

   Financial statements, exhibits, and other required disclosure not included in this
   registration statement must be filed in a pre-effective amendment to the registration
   statement.

12. Tandy Comment

   We urge all persons who are responsible for the accuracy and adequacy of the
   disclosure in the filings reviewed by the staff to be certain that they have provided all
   information investors require for an informed decision. Since the fund and its
   management are in possession of all facts relating to the fund's disclosure, they are
   responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the fund requests acceleration of the
   effective date of the pending registration statement, it should furnish a letter, at the
   time of such request, acknowledging that:

   · should the Commission or the staff, acting pursuant to delegated authority,
     declare the filing effective, it does not foreclose the Commission from taking any
     action with respect to the filing;
   · the action of the Commission or the staff, acting pursuant to delegated authority,
     in declaring the filing effective, does not relieve the fund from its full
     responsibility for the adequacy and accuracy of the disclosure in the filing; and
   · the fund may not assert this action as defense in any proceeding initiated by the
     Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all
   information you provide to the staff of the Division of Investment Management in
   connection with our review of your filing or in response to our comments on your
   filing.

   We will consider a written request for acceleration of the effective date of the
   registration statement as a confirmation of the fact that those requesting acceleration
   are aware of their respective responsibilities. We will act on the request and, pursuant
   to delegated authority, grant acceleration of the effective date.

   * * * ** ** * * * * * * * * * * * *

       Responses to these comments should be made in a letter to me and in a pre-
effective amendment to the registration statement. If you believe that you do not need to

change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products